February 4, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

RE:	Revance Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-193154

Acceleration Request

Requested Date:	Wednesday, February 5, 2014
Requested Time:	4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 5, 2014, at 4:00 P.M., Eastern Standard Time, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant also hereby requests a copy of the written order verifying the effective date and time.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Revance Therapeutics, Inc.

/s/ Lauren P. Silvernail

Lauren P. Silvernail

Chief Financial Officer and Executive Vice President, Corporate Development

cc:	L. Daniel Browne, Revance Therapeutics, Inc. Gordon K. Ho, Cooley LLP Mark B. Weeks, Cooley LLP Bruce Dallas, Davis Polk & Wardwell LLP

Cowen and Company, LLC

599 Lexington Avenue, 27th Floor

New York, New York 10022

Piper Jaffray & Co.

800 Nicollet Mall, Suite #800

Minneapolis, MN 55402

February 4, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler

Re:	Revance Therapeutics, Inc.

  Registration Statement on Form S-1

  Registration File No. 333-193154

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Revance Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Eastern Time on February 5, 2014, or as soon thereafter as practicable or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 27, 2014:

(i)	Dates of distribution: January 27, 2014 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of prospectuses furnished to investors: approximately 789

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 80

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC
PIPER JAFFRAY & CO.

Acting severally on behalf of themselves and the several Underwriters

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
	Name:	Jason Fenton
	Title:	Managing Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Udit Patel
	Name:	Udit Patel
	Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]